Exhibit 99.3

Share Subscription and Investor Rights Agreement

between

COINCHECK GROUP N.V.

and

KDDI CORPORATION

Dated May 12, 2026

9	Maintenance of ownership interest		21
10	No Hedging		22
11	Company’s covenants		22
	11.1	Pre-Closing Covenants	22
12	Capital Alliance Notification		23
13	The Company Warranties		23
14	The Investor Warranties		24
15	Information Requirements		24
	15.1	Duty to disclose	24
	15.2	No selective disclosure	24
	15.3	Investor information rights	24
	16	General restrictions	25
	16.1	General	25
17	Termination		25
	17.1	Term	25
	17.2	Termination	25
	17.3	Effect of termination	27
18	Confidentiality		28
	18.1	Confidentiality	28
19	Miscellaneous		30
	19.1	Validity	30
	19.2	Invalidity	30
	19.3	Publicity	30
	19.4	Costs and fees	30
	19.5	Notices	31
	19.6	Entire agreement	31
	19.7	No assignment	32
	19.8	Counterparts	32
	19.9	Waiver	32
	19.10	Amendment	32
	19.11	Further assurances	32
	19.12	Third party rights	32
	19.13	No rescission or nullification	33
	19.14	No suspension	33
	19.15	Consents and approvals	33
	19.16	Governing law	33
	19.17	Dispute resolution	33
	19.18	Good faith consultation	35

Schedules

Schedule 1	Definitions and interpretation
Schedule 2	Registration Rights Agreement
Schedule 3	Company Warranties
Schedule 4	Investor Warranties
Schedule 5	Details for notices
Schedule 6	Deed of Issuance of Shares
Schedule 7	Details of Company Bank Account

Share Subscription and Investor Rights Agreement

THIS AGREEMENT IS DATED May 12, 2026 AND MADE BETWEEN:

(1)	COINCHECK GROUP N.V., a Dutch public limited liability company (naamloze vennootschap), with a corporate seat in Amsterdam, the Netherlands, address at Nieuwezijds Voorburgwal 162, 1012 SJ Amsterdam, the Netherlands, and registered with the Dutch trade register under number 85546283 (the “Company”); and

(2)	KDDI CORPORATION, a Japanese joint stock company (kabushiki kaisha), with its registered address at 2-3-2, Nishishinjuku, Shinjuku-ku, Tokyo, Japan, and incorporated under the laws of Japan (the “Investor”), together (the “Parties”) and each (a “Party”).

BACKGROUND:

(A)	The share capital of the Company comprises ordinary shares with a nominal value of EUR 0.01 each (“Ordinary Shares”). The Ordinary Shares are listed on the Nasdaq Stock Exchange under the ticker “CNCK”.

(B)	the Investor wishes to subscribe for Ordinary Shares and the Company wishes to issue Ordinary Shares to the Investor, such that upon the consummation of the transaction set out in this agreement (the “Agreement”) the Investor shall hold in aggregate fourteen point nine percent (14.9%) of the aggregate number of issued and outstanding Ordinary Shares as at the Closing Date (the “Interest”), whereby the actual number of Ordinary Shares to be acquired by the Investor will be rounded up to the nearest whole number, all in accordance with the terms and conditions of this Agreement (the “Transaction”).

(C)	The Parties agree that this Agreement will be announced and published only in accordance with this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1	Definitions and Interpretation

In this Agreement, unless the context requires otherwise, the definitions and provisions of Schedule 1 (Definitions and Interpretation) will apply.

2	Share Subscription

2.1	Share subscription

2.1.1	On the terms and subject to the conditions of this Agreement, the Investor hereby subscribes for 28,536,516 Ordinary Shares, which number may be increased or decreased, respectively, at the election of the Investor, such that the Investor acquires such number of Ordinary Shares resulting in it acquiring the Interest, or the Alternative Interest if the Investor invokes its rights under Clause 5.3.1(e)(ii)(A), on the Closing Date (the “New Shares”) and the Company hereby accepts the same.

2.1.2	The subscription price for the New Shares is USD 2.28 per New Share (the “Subscription Price”).

3	Public announcement

3.1.1	As soon as possible after the Signing Date and in any event prior to the opening of the Nasdaq Stock Exchange on the first Trading Day after the Signing Date, the Parties shall announce the Transaction in a form and content to be mutually agreed by the Parties, and taking into account each Party’s disclosure obligations under applicable Law (the “Press Releases”). In accordance with the foregoing, the announcement may be made by the Parties in separate concurrent press releases, and in English and Japanese.

3.1.2	the Company shall furnish a Report of Foreign Private Issuer on Form 6-K, including the Transaction Documents as exhibits thereto (or other appropriate disclosure concerning a Transaction Document if the Company reasonably determines attachment as an exhibit is not required or appropriate), promptly with the SEC within the time required by the Exchange Act (the “Form 6-K” and, together with the Press Releases, the “Cleansing Documents”). From and after the issuance or furnishing, as applicable, of the Cleansing Documents, the Company represents to the Investor that it shall have publicly disclosed all information that the Company reasonably believes constitutes material non-public information (within the meaning of applicable securities Laws; and any such information, “MNPI”) relating to the Company and its Significant Subsidiaries shared with the Investor and/or its Representatives by the Company and/or its Representatives at or prior to the Signing Date and in connection with the transactions contemplated by the Transaction Documents.

3.1.3	Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Clauses 3.1.1 and 3.1.2, the Company covenants and agrees that, from and after the Signing Date and until the Closing Date, neither it nor its Representatives will provide the Investor or its Representatives any information that the Company reasonably believes will constitute MNPI relating to the Company and its Significant Subsidiaries, unless prior thereto the Investor shall have consented in writing to receipt of such information and agreed in writing with the Company to keep such information confidential.

4	Registration rights

On the Signing Date, the Parties shall enter into a registration rights agreement substantially in the form as attached as Schedule 2 (Registration rights agreement) (the “Registration Rights Agreement”), which shall be subject to the consummation of, and take effect upon, the Closing.

5	Closing Conditions

5.1	Closing Conditions to the Obligations of the Company and the Investor

5.1.1	Subject to the other provisions of this Clause 5 (Closing Conditions), the respective obligation of the Parties to effect Closing is conditional upon satisfaction or waiver (if waivable) of the following conditions precedent:

(a)	on the Closing Date, no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transaction illegal or otherwise restraining or prohibiting consummation of the Transaction contemplated hereby, nor shall any Governmental Authority have raised or indicated any objection, or issued any request, order, notice, administrative guidance, or other determination, whether oral or in writing, that has the effect of restraining or prohibiting the consummation of the Transaction, and no Governmental Authority shall have instituted or threatened a proceeding seeking to impose any such restraint or prohibition;

(b)	the Required Regulatory Approvals shall have been obtained, including but not limited to, in relation to the Company, those under section 11.10 of Canadian National Instrument 31-103 to the extent required to be obtained prior to Closing;

(c)	an additional listing application in respect of the New Shares shall have been filed with the Nasdaq Stock Exchange;

(d)	the Business Alliance Agreement as entered into on the Signing Date shall not have been validly terminated;

(e)	the Registration Rights Agreement as entered into on the Signing Date in accordance with Clause 4 (Registration rights) shall not have been validly terminated; and

(f)	the Acknowledgment Agreement shall have been duly signed by the relevant parties at or prior to the Closing and shall not have been validly terminated.

5.2	Closing Conditions to the Obligations of the Company

5.2.1	Subject to the other provisions of this Clause 5 (Closing Conditions), the obligation of the Company to effect the Closing is conditional upon satisfaction or waiver (if waivable) of the following conditions precedent:

(a)	all representations and warranties of the Investor contained in the Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the truth and correctness of such representation or warranty shall be determined as of such earlier date); and

(b)	the Investor shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

5.3	Closing Conditions to the Obligations of the Investor

5.3.1	Subject to the other provisions of this Clause 5 (Closing Conditions), the obligation of the Investor to effect the Closing is conditional upon satisfaction or waiver (if waivable) of the following conditions precedent:

(a)	other than the Fundamental Warranties, all representations and warranties of the Company contained in the Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the Closing Date with the same effect as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the truth and correctness of such representation or warranty shall be determined as of such earlier date), and the Fundamental Warranties shall be true and correct in all respects on and as of the Closing Date with the same effect as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the truth and correctness of such representation or warranty shall be determined as of such earlier date);

(b)	the Company shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(c)	since the date of the Agreement, there shall not have occurred a Material Adverse Effect;

(d)	the Investor shall have received a certificate from the Company, dated as of the Closing and executed by a duly authorized executive officer of the Company, certifying the fulfilment of the conditions set forth in this Clause 5.3.1 have been satisfied;

(e)	the Company shall not:

(i)	within ninety (90) days after the Signing Date, have issued or agreed to issue any Securities to any Person or otherwise effected or agreed to effect any changes to its number of Securities issued (including sales or acquisition of treasury shares, and any merger, acquisition or similar transaction involving equity consideration), other than the issue of the New Shares to the Investor as provided herein and any Ordinary Shares which may be issued pursuant to outstanding Warrants or RSUs as at the Signing Date;

(ii)	between the ninety-first (91st) day after the Signing Date and the long stop date as referred to in Clause 5.7.1, have issued or agreed to issue any Securities to any Person or otherwise effected or agreed to effect any changes to its number of Securities issued (including sales or acquisition of treasury shares, and any merger, acquisition or similar transaction involving equity consideration) resulting in the number of New Shares set out in Clause 2.1.1 representing less than 10% of the aggregate number of issued and outstanding Ordinary Shares as at the Closing Date, other than the issue of the New Shares to the Investor as provided in this Agreement and any Ordinary Shares which may be issued pursuant to outstanding Warrants or RSUs;

it being understood that:

(A)	if the Company issues or agrees to issue any Securities to any Person or otherwise effects, or agrees to effect any changes to its number of Securities issued (including sales or acquisition of treasury shares, and any merger, acquisition or similar transaction involving equity consideration) between the ninety-first (91st) day after the Signing Date and the Closing Date, resulting in the number of New Shares set out in Clause 2.1.1 representing less than 14.9% but equal to or more than 10% of the aggregate number of issued and outstanding Ordinary Shares as at the Closing Date, (x) the Company shall use commercially reasonable efforts to promptly notify the Investor sufficiently in advance of the Closing Date of the reasonable details of such issuance (including the date of issuance and number of Securities issued or to be issued), (y) the Investor shall use commercially reasonable efforts to inform the Company sufficiently in advance of the Closing Date whether it intends to exercise its right to subscribe for an increased number of New Shares in accordance with Clause 2.1.1 such that the Investor acquires such number of Ordinary Shares resulting in it acquiring the Interest, or an Alternative Interest if requested in writing by the Investor, on the Closing Date, and (z) if the Investor notifies the Company of its intention under (y) before the scheduled Closing Date, the Company shall issue such increased number of New Shares under this Clause 5.3.1(e)(ii)(A) to the Investor at the Closing, provided that if the Investor does not notify the Company of its intention under (y) before the scheduled Closing Date, the Investor’s right to subscribe for the increased number of New Shares under this Clause 5.3.1(e)(ii)(A) remains exercisable by the Investor up to thirty (30) days after the Closing; and

(B)	the Parties envisage that Closing shall take place within thirty (30) Business Days after the Signing Date, in which case subsection (ii) above will not become relevant; and

(f)	the Investor shall have received from the Company minutes or written resolutions of the Board duly authorizing the transactions contemplated by this Agreement and the Registration Rights Agreement.

5.4	Responsibility for satisfaction

5.4.1	The Parties shall use their respective reasonable best efforts to ensure satisfaction of and compliance with the relevant conditions set forth in Clause 5.1 (Conditions to the Obligations of the Company and the Investor), Clause 5.2 (Conditions to the Obligations of the Company) and Clause 5.3 (Conditions to the Obligations of the Investor) (collectively, the “Closing Conditions”) as soon as reasonably possible, it being understood that the Company shall be primarily responsible for satisfying the Closing Condition set out in Clause 5.1.1(c).

5.4.2	Without prejudice to the generality of Clause 5.4.1, the Company shall, and shall cause its Affiliates (including 3iQ Corp.) to, make all required filings under Law to consummate the Transaction no later than two (2) Business Days following the Signing Date, respond to any inquiries from the relevant authorities as promptly as reasonably practicable, and as promptly as reasonably practicable share with the Investor copies of all material communications with, and submissions to or from, the relevant authorities, whether written or oral, and, in the case of oral communications, in the form of reasonable written summaries, in connection with the Transaction, and the Investor shall use its reasonable best efforts to assist the Company in the making of such filing. If any filing is required in connection with the Transaction on the part of the Investor, the Investor shall make all such required filings as soon as reasonably practicable from the time it is determined that such filings are required, respond to any inquiries from the relevant authorities as promptly as reasonably practicable, and as promptly as reasonably practicable share with the Company copies of all material communications with, and submissions to or from, the relevant authorities, whether written or oral, and, in the case of oral communications, in the form of reasonable written summaries, in connection with the Transaction, and the Company shall use its reasonable best efforts to assist the Investor in the making of such filing.

5.5	Co-operation to complete the Transaction

If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or any other Person challenging the Transaction or any part of it prior to Closing, each Party shall reasonably co-operate in all respects with the other Party and shall defend, contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that reasonably prohibits, prevents, delays or restricts the consummation of the Transaction.

5.6	Satisfaction and waiver of the Closing Conditions

5.6.1	The Company and the Investor shall inform the other Party in writing within one (1) Business Day of becoming aware of (i) the satisfaction of any Closing Condition, (ii) any circumstance that will or is likely to result in a failure to satisfy any Closing Condition, or (iii) any circumstance that results or is likely to result in a previously satisfied Closing Condition no longer being satisfied at any moment up to and including Closing, including (in the case of (i) and (ii)) the reasonable background of such circumstance.

5.6.2	The Closing Conditions as described in (i) Clause 5.1 (Conditions to the Obligations of the Company and the Investor) may be waived, to the extent permitted by Law, only by both of the Company and the Investor, (ii) Clause 5.2 (Conditions to the Obligations of the Company) may be waived, to the extent permitted by Law, only by the Company, and (iii) as described in Clause 5.3 (Conditions to the Obligations of the Investor) may be waived, to the extent permitted by Law, only by the Investor.

5.7	Long stop date

5.7.1	Subject to Clause 5.7.2, if the Closing Conditions are not satisfied within six (6) months after the Signing Date, each Party may terminate this Agreement by notice to the other Party at any time prior to Closing.

5.7.2	A Party may not give a termination notice as set out in Clause 5.7.1 if such Party is in material breach of any of its obligations, covenants, representations, or warranties in this Agreement and as a result of such breach Closing is being and continues to be delayed or is otherwise not possible.

5.7.3	Termination shall be without prejudice to any other accrued rights and remedies available to any Party under or otherwise in connection with this Agreement and under Law.

6	Closing

6.1	Closing Date and place

Subject to the Parties’ compliance with the provisions set forth in Clause 6.2.1, the issuance of the New Shares under the Deed of Issuance (the “Closing,” and the date on which such Closing takes place, the “Closing Date”) shall take place virtually at the time of the Final Closing Confirmation (as defined below) following receipt of the aggregate Subscription Price by the Company. For the avoidance of doubt, the timing of the Closing shall be as at the time of such Final Closing Confirmation and not the time of receipt of the aggregate Subscription Price by the Company. Notwithstanding the foregoing, the Parties confirm that they are aiming for the Closing to take place on June 30, 2026.

6.2	Closing actions

6.2.1	Upon satisfaction or waiver of all of the Closing Conditions (other than such Closing Conditions as may, by their terms, only be satisfied or waived at or immediately prior to the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), the Parties shall as soon as reasonably practicable execute a written confirmation confirming such satisfaction or waiver, as the case may be (the “Initial Closing Confirmation” and the date on which the Initial Closing Confirmation is fully executed, the “Initial Closing Confirmation Date”). For the avoidance of doubt, any reference to Closing or Closing Date in each relevant Closing Condition or representation and warranty herein shall be interpreted as a reference to the Initial Closing Confirmation Date for purposes of the Initial Closing Confirmation. Upon execution of such Initial Closing Confirmation, the Investor and the Company shall procure that the following obligations for which they are respectively responsible are performed:

(a)	no later than on the first (1st) Business Day following the Initial Closing Confirmation, the Investor and the Company shall each deliver to the other a duly executed counterpart of the Deed of Issuance of Shares, which Deed of Issuance of Shares shall provide that the issuance of the New Shares is subject to (i) receipt of the aggregate Subscription Price by the Company and (ii) execution by each Party of the Final Closing Confirmation;

(b)	following receipt by each Party of the duly executed Deed of Issuance of Shares pursuant to Clause 6.2.1(a), and in any event no later than on the first (1st) Business Day following the Initial Closing Confirmation, the Investor shall cause the transfer of the aggregate Subscription Price for the New Shares to the Company Bank Account with a value date on or after the date of such transfer instruction, and shall promptly deliver to the Company reasonable evidence of such transfer. For the avoidance of doubt and without prejudice to any Closing Condition having been explicitly waived, the remittance of the aggregate Subscription Price by the Investor shall not constitute a waiver of any Closing Condition;

(c)	upon the Company’s receipt of the aggregate Subscription Price in the Company Bank Account, and in any event no later than on the first (1st) Business Day following such receipt, the Company shall notify the Investor of such receipt;

(d)	no later than one (1) Business Day after the Company’s confirmation pursuant to Clause 6.2.1(c), the Investor and the Company will make a(n) (re)assessment in good faith of the satisfaction of the Closing Conditions, after which, upon satisfaction and/or waiver of the Closing Conditions, each Party shall execute a final written confirmation (re)confirming the satisfaction or waiver of all Closing Conditions, as the case may be (such confirmation, the “Final Closing Confirmation”), including such Closing Conditions as may, by their terms, only be satisfied or waived at or immediately prior to the Closing or on the Closing Date, and upon execution by both Parties of such Final Closing Confirmation, the Closing shall occur and the issuance of the New Shares in accordance with the Deed of Issuance shall become effective; and

(e)	if the Final Closing Confirmation is not fully executed within two (2) Business Days after the Company’s confirmation pursuant to Clause 6.2.1(c), the Company shall instruct its bank to transfer the aggregate Subscription Price to the bank account from which such amount was originally transferred to the Company Bank Account, no later than on the third (3rd) Business Day following the Company’s confirmation pursuant to Clause 6.2.1(c), unless otherwise agreed between the Parties. The Parties shall then enter into good faith discussions on deferring Closing.

6.2.2	As soon as practicable after Closing, but no later than one (1) Business Day after Closing, the Company shall deliver to the Investor a written confirmation from the Company or its transfer agent evidencing the registration of the New Shares in the name of the Investor in the Company’s shareholders register.

6.3	Breach of Closing obligations

If a Party breaches any obligation under Clause 6 (Closing), thereby becoming a defaulting party, and that breach results in Closing not occurring in full compliance with Clause 6.1 (Closing Date and place) and Clause 6.2 (Closing actions), the non-defaulting Party will, in addition to and without prejudice to any other rights or remedies available to it with respect to such breach of the defaulting party, be entitled:

(a)	to effect Closing so far as practicable taking into account the defaults which have occurred;

(b)	to defer Closing for a period of up to twenty (20) Business Days, in which case Clause 6.1 (Closing Date and place) and Clause 6.2 (Closing actions) will apply to Closing as so deferred; or

(c)	to terminate this Agreement with immediate effect by written notice to the other Party upon the expiry of the 20-Business Day period as stipulated in proviso (ii) below, in which event the Parties shall forthwith take all action necessary to reverse any action already taken under Clause 6 (Closing), provided that (i) the non-defaulting Party has given notice to the other Party, and (ii) with respect to Clause 6.3(c) above, Closing has first been deferred for a period of at least twenty (20) Business Days in accordance with Clause 6.3(b) above during which period the Parties have used their reasonable efforts to effect Closing.

6.4	Legends on New Shares

Each book entry for the New Shares shall contain a notation, and each certificate (if any) evidencing the New Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN A TRANSACTION REGISTERED UNDER OR EXEMPT FROM OR NOT SUBJECT TO SUCH REGISTRATION.

THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THAT CERTAIN SHARE SUBSCRIPTION AND INVESTOR RIGHTS AGREEMENT, DATED May 12, 2026, BETWEEN COINCHECK GROUP N.V. (THE “COMPANY”) AND KDDI CORPORATION (THE “AGREEMENT”) (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). SUBJECT TO THE EXCEPTIONS DESCRIBED IN THE AGREEMENT, THESE SHARES MAY NOT BE SOLD OR TRANSFERRED PRIOR TO THE DATE THAT IS SIX MONTHS FROM THE CLOSING DATE UNDER THE AGREEMENT.

7	The Company board composition and governance matters

7.1	Appointment and dismissal

The members of the Board, consisting of executive directors and non-executive directors, are appointed, suspended and dismissed in accordance with the procedures set out in (i) the Articles of Association, (ii) the Company’s policies including the Board Regulations, and (iii) applicable Law and regulations.

7.2	Nomination of the Investor Nominee

For as long as the Investor satisfies the Minimum Interest Requirement, and subject to the other terms of this Clause 7, the Investor shall have the right to nominate one (1) individual to serve as non-executive director of the Company (the “Investor Nominee”) for appointment by the General Meeting. For the avoidance of doubt, the foregoing nomination right shall first apply with respect to the annual General Meeting as referred to in Clause 7.4.

7.3	Required approval and qualifications

The nomination of the Investor Nominee (including any replacement) under this Clause 7 shall be subject to such Investor Nominee’s satisfaction of all criteria and qualifications for service as a non-executive director of the Company, including under applicable Law and regulations, the Articles of Association, stock exchange rules, the Dutch Corporate Governance Code, any corporate regulations and any other criteria established by the Board for such service, including, for the avoidance of doubt, the profile of the Board (and which profile is, at the Signing Date, set out in the Board Regulations), that are generally applicable to members of the Board (but, for the avoidance of doubt, not including independence or diversity criteria). The Investor Nominee shall be entitled to the same rights and protections as the other non-executive directors of the Company under applicable Laws and the Articles of Association, and coverage under the Company’s directors and officers insurance.

7.4	Company actions

The Company shall procure that the Board, in accordance with the Articles of Association, nominates the Investor Nominee for appointment as non-executive director of the Company (including the convening of an annual or extraordinary (as applicable) General Meeting to resolve on the appointment of the Investor Nominee), as soon as reasonably practicable after receiving the Investor’s proposal, or as soon as reasonably practicable following receipt of any proposed replacement of the Investor Nominee from the Investor from time to time, it being understood that the Board may, at its discretion, decide to propose the appointment of the Investor Nominee at the annual General Meeting and shall have no obligation to convene an extraordinary General Meeting for the purpose of proposing the appointment of the Investor Nominee. the Company shall procure that the Board proposes the appointment of the initial Investor Nominee as non-executive director of the Company at the next annual General Meeting scheduled by the Board, which is anticipated to be in September 2026; provided that, if the Closing has not occurred as of the date of such annual General Meeting and subject to the Investor having timely submitted its proposal of the Investor Nominee in accordance with Clause 7.7, the Company shall procure that the Board proposes such appointment for approval at such annual General Meeting by a shareholders’ resolution that is conditional upon the Closing. the Company shall ensure that each such General Meeting for the appointment or replacement of an Investor Nominee is called, noticed, convened, held and conducted in compliance in all material respects with applicable Laws and regulations and the Company’s organizational documents. In connection with any filings or other procedures required by Law as a result of the Investor Nominee serving as a director of the Company, the Company shall provide all cooperation and support reasonably requested.

7.5	Undertaking by the Investor Nominee

7.5.1	Subject to Clause 7.11 (Lapse of nomination right and cure period) below, the Investor shall procure that any Investor Nominee shall undertake in writing to the Company (i) to promptly tender his or her resignation from the Board at such time at which the Investor ceases to satisfy the Minimum Interest Requirement and (ii) to be bound by the same code of conduct, code of ethics, confidentiality obligations and other policies as are approved by the Board or by the Company and applicable to the non-executive directors of the Company.

7.5.2	The Investor shall procure that the Investor Nominee shall only share Confidential Information with the Investor and/or its Affiliates (or their respective successors and permitted assigns) in accordance with Clause 18.1.2 and Clause 18.1.2(c).

7.6	Term

The Company shall procure that the Board proposes to the General Meeting that the Investor Nominee is appointed for a term ending at the close of the first annual General Meeting following the appointment of such director. An Investor Nominee’s term shall end earlier upon its death, withdrawal, retirement or resignation or dismissal pursuant to this Agreement, the Articles of Association or the Board Regulations, as may be applicable.

7.7	Nomination review process

The Investor shall cause the Investor Nominee to make themselves reasonably available (at a reasonable time (but not less than thirty (30) days)) in advance of the expected convocation of the relevant General Meeting at which the Investor Nominee is to be appointed for interviews and to consent to such reference and background checks or other investigations as the Board may reasonably request to determine the Investor Nominee’s eligibility and qualification to serve as a non-executive director of the Company, consistent with the Board’s practices with respect to director candidates generally. If an Investor Nominee does not satisfy the requirements to serve a non-executive director of the Company set forth in Clause 7.3 (Required approval and qualifications) based on reasonable grounds as notified in writing by the Board to the Investor, and provided that the Investor satisfies the Minimum Interest Requirement, then the Investor shall have the right to designate an alternative Investor Nominee for appointment as non-executive director to the Board, subject to the conditions set forth in Clause 7.3 (Required approval and qualifications).

7.8	Replacement of the Investor Nominee

If the Investor Nominee retires as non-executive director of the Company prior to the next annual General Meeting, then at the request of the Investor, provided that the Investor satisfies the Minimum Interest Requirement, and in any case subject to Clause 7.3 (Required approval and qualifications) above, such director shall be replaced by a temporary director to be nominated by the Investor and to be appointed as such by the Board in accordance with clause 7.2.5(c) of the Articles of Association. the Company shall procure that the Board nominates such temporary director (or another person nominated by the Investor) for appointment by the General Meeting at the next annual General Meeting in accordance with clause 7.2.1 of the Articles of Association. the Company shall procure that the appointment of such replacement director shall be effected as promptly as reasonably practicable following the nomination of such replacement director by the Investor. If the Investor Nominee is unable to act (within the meaning of clause 7.2.6 of the Articles of Association), provided that the Investor satisfies the Minimum Interest Requirement at such time, the Investor may request in writing that the Board replaces such Investor Nominee by a temporary replacement nominated in writing by the Investor, which nomination is subject to Clause 7.3 (Required approval and qualifications) above.

7.9	Suspension

For so long as the Investor satisfies the Minimum Interest Requirement, the Company shall exercise its rights and powers such that the Investor Nominee shall only be suspended upon the Investor’s written request, unless the Board reasonably determines that not suspending the Investor Nominee would be in breach of the Board’s fiduciary duties. If the Investor requests the suspension of the Investor Nominee, the Company shall exercise its rights and powers to give full effect to such request, provided that the Investor satisfies the Minimum Interest Requirement at the time of such request.

7.10	Dismissal

For so long as the Investor satisfies the Minimum Interest Requirement, the Company shall exercise its rights and powers such that the Investor Nominee shall only be dismissed if so requested in writing by the Investor or in the case of fraud or wilful misconduct in the performance of the Investor Nominee’s office as non-executive director of the Company. If the Investor requests the dismissal and/or replacement of the Investor Nominee, the Company shall exercise its rights and powers to give full effect to such request, including having the Board propose to the General Meeting to dismiss the Investor Nominee as non-executive director, provided, that at the time of such request for replacement the Investor satisfies the Minimum Interest Requirement. The Parties acknowledge and agree that the Investor may request the dismissal and/or replacement of any Investor Nominee at any time with or without cause.

7.11	Lapse of nomination right and cure period

The nomination right of the Investor referred to in Clause 7.2 (Nomination of the Investor Nominee) and Clause 7.4 (Company actions), the limitation on the ability to suspend the Investor Nominee set forth in Clause 7.9 (Suspension), and the limitation on the ability to dismiss the Investor Nominee set forth in Clause 7.10 (Dismissal) shall lapse with immediate effect if the Investor fails to satisfy the Minimum Interest Requirement and such failure continues for a period of thirty (30) Trading Days from the date on which the Investor had, or could have had, knowledge of such failure, provided that during such cure period of thirty (30) Trading Days, the Parties shall engage in good faith discussions to determine the appropriate course of action for the Investor (and the Company, as applicable). Except for such limited ability to cure set forth in the proviso, the lapse of the Investor’s nomination rights provided for in the previous sentence shall be definitive even if the Investor were to satisfy the Minimum Interest Requirement as of any later date. Subject to the foregoing provisions, upon the lapse of the nomination rights set forth in this Clause 7.11 (Lapse of nomination right and cure period), the Investor will cause the Investor Nominee to tender his or her resignation from the Board as promptly as reasonably practicable.

7.12	Observer

7.12.1	Subject to Closing, for so long as (i) the Investor satisfies the Minimum Interest Requirement and (ii) no Investor Nominee has been appointed as non-executive director of the Company, the Investor may, in its discretion, designate an individual nominated in writing by the Investor (the “Observer”) to attend meetings of the Board in a non-voting observer capacity. The Board shall give such Observer the right to attend Board meetings and participate in the discussions in such meetings and to receive the same materials as those provided to the members of the Board during or in advance of such meetings and all notices and written consents of the Board in connection with such meetings at the same time as such items are provided to the members of the Board. Notwithstanding anything to the contrary herein, the Executive Chairperson, acting reasonably and on the advice of counsel, may determine in good faith to withhold any information, restrict access to the materials or information required to be made available to the Investor, including the Observer and its representative pursuant to this Clause 7.12.1 or exclude the Observer from any meeting or portion thereof if the Executive Chairperson determines in good faith that:

(a)	such individual (x) is employed by, (y) is a member of the board of directors or similar body of, or (z) otherwise provides competing services to a competitor of the Company (for purposes of this subsection (a), the Investor will not be deemed to be a competitor of the Company);

(b)	it is reasonably necessary to preserve attorney-client privilege or any other legal privilege or to ensure compliance with applicable securities Laws or other applicable Laws;

(c)	such exclusion is necessary to avoid a conflict of interests or disclosure of sensitive information or other similar reasons; or

(d)	such exclusion is reasonably determined to be required for the Board not to breach its fiduciary duties,

provided, however, that (i) any such exclusion shall only apply to such portion of such material or meeting which would be required to avoid such conflict of interest disclosure of such competitively sensitive information nor other similar reason, and (ii) any information access to which was restricted with respect to the Observer shall, upon the appointment of the Observer or such other individual as non-executive director of the Company as the Investor Nominee, be promptly disclosed to the Investor Nominee in accordance with the applicable Board Regulations, to the extent not subject to conflict-of-interest limitations vis-à-vis the Investor Nominee. For the avoidance of doubt, the Company shall not be required to (x) cleanse or otherwise make public any information disclosed in any meeting or materials provided to the Board or (y) consult with the Observer with respect to scheduling any meeting. Unless otherwise requested by the Investor in writing, the Parties agree that the Observer shall be the person designated as the initial Investor Nominee in Clause 7.2. The Parties agree that Clauses 7.5, 18.1.2(c), and 19.12 shall apply to the Observer mutatis mutandis.

7.12.2	The Observer shall have a non-voting ‘observer seat’ on the Board allowing such Observer to attend meetings of the Board, with the right to participate in the discussions in such meetings and to receive materials during or in advance of such meetings.

7.12.3	If the Executive Chairperson or, in his absence, the Lead Non-Executive Director, of the Board requests the Observer to leave a meeting of the Board (i) for a specific item that is reasonably required to be discussed solely among the members of the Board themselves, because (a) of a conflict of interest involving the Investor or its Affiliates or (b) this is reasonably determined to be required for the Board not to be in breach of its fiduciary duties, and which request is carried by a majority of the Board, or (ii) in any case, in order to preserve attorney-client privilege between the Company and any legal advisor, then the Observer shall leave the meeting without hesitation.

7.12.4	The Investor may remove any Observer appointed by it at any time with or without cause, effective upon written notice to the Board. Any vacancy resulting from the resignation, removal, death or disability of the Observer appointed by the Investor may be filled by the Investor in its discretion, with such appointment to become effective immediately upon delivery of a written notice of such appointment to the Board.

7.13	Lapse of Observer right

The Observer rights of the Investor referred to in Clauses 7.12.1 and 7.12.2 shall lapse with immediate effect if the Investor fails to satisfy the Minimum Interest Requirement and such failure continues for a period of thirty (30) Trading Days from the date on which the Investor had, or could have had, knowledge of such failure, provided, that during such cure period of thirty (30) Trading Days, the Parties shall engage in good faith discussions to determine the appropriate course of action for the Investor (and the Company, as applicable). Except for such limited ability to cure the failure set forth in the preceding sentence, the lapse of the Investor’s observer rights provided for in the last sentence shall be permanent.

7.14	Regular Meetings

From and after the Closing Date, the Investor and the Company shall, unless otherwise agreed between them, hold regular meetings on a monthly basis as a forum to discuss certain matters relating to the Company and its Affiliates. The members and agenda of the regular meeting shall be separately agreed between the Investor and the Company.

7.15	Use of Funds

The Subscription Price shall be used by the Company in its interest and the interest of its business, which may include the business collaboration with the Investor pursuant to the Business Alliance Agreement.

8	Lock-up and sell down

8.1	Lock-Up

8.1.1	Subject to this Clause 8 (Lock-up and sell down ) and Clause 9.1.2, during the period commencing on the Closing Date and ending on the same day six (6) months after the Closing Date at 23.59 hours Amsterdam (the Netherlands) time (the “Lock-Up Period”), the Investor shall not, and shall procure that its Affiliates shall not, Transfer, or create or have in place any Encumbrance over, all New Shares held by the Investor and its Affiliates (the “Lock-Up”).

8.2	Permitted Transfers

8.2.1	During the Lock-Up Period, in deviation of Clause 8.1 (Lock-Up ), the Investor shall be permitted to Transfer all or part of the Ordinary Shares held by the Investor to any of its direct or indirect Affiliates, provided that, except as otherwise agreed by the Parties:

(a)	the relevant Affiliate agrees in advance to become a party to this Agreement by signing a Deed of Adherence or by entering into an amended version of this Agreement;

(b)	the relevant Affiliate shall be obliged to Transfer such Ordinary Shares back to the Investor immediately prior to the consummation of any transaction pursuant to which the Affiliate would cease to be a direct or indirect Affiliate of the Investor;

(c)	the Investor remains jointly and severally liable with the relevant Affiliate for all of its (and the relevant Affiliate’s) obligations under this Agreement;

(d)	such Transfer of Ordinary Shares is permitted under applicable Laws, including applicable securities Laws; and

(e)	the Investor has given written notice to the Company at least ten (10) Business Days in advance of such Transfer of Ordinary Shares.

8.3	The Investor share acquisition restrictions

Without prejudice to Clause 9 (Maintenance of ownership interest), the Investor may acquire Securities (or beneficial ownership thereof) of the Company; provided that it consults with the Company in advance, which may be in the form of an informal oral discussion between an executive of the Company and an executive of the Investor. Notwithstanding the foregoing, any decision to acquire Securities of the Company shall be at the Investor’s sole discretion.

9	Maintenance of ownership interest

9.1.1	In the event that the Investor would at any time hold Ordinary Shares representing less than the Investor’s Interest, or the Alternative Interest if the Investor invokes its rights under Clause 5.3.1(e)(ii)(A), as at Closing, the Investor and the Company shall, in good faith, discuss the available options, including the issuance by the Company of Ordinary Shares to the Investor or the purchase of Ordinary Shares by the Investor on the open market through the Nasdaq Stock Exchange (subject to applicable Law), for the Investor to regain an ownership interest of at least the Minimum Interest Requirement and less than 15% of the aggregate issued and outstanding Ordinary Shares as at any given time and shall use commercially reasonable efforts to implement any mutually agreed course of action.

9.1.2	In the event that the Investor would at any time hold Ordinary Shares representing 15% or more of the aggregate issued and outstanding Ordinary Shares as at any given time, the Investor and the Company shall, in good faith, discuss the available options, including the sale of Ordinary Shares by the Investor on the open market through the Nasdaq Stock Exchange, for the Investor to reduce its ownership interest to a percentage less than 15% of the aggregate issued and outstanding Ordinary Shares as at any given time, and shall use commercially reasonable efforts to implement any mutually agreed course of action. For the avoidance of doubt, nothing in this Clause 9.1.2 shall oblige the Company to repurchase any Ordinary Shares from the Investor, unless the Company elects to do so in its sole discretion.

10	No Hedging

the Investor agrees that until the earlier of the Closing Date or the termination of this Agreement, neither the Investor nor any Person acting on behalf of the Investor or pursuant to any understanding with the Investor has engaged or will engage in any hedging or other transactions or arrangements (including any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or Transfer (whether by the Investor or any other Person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any interest, any Securities or any instrument exchangeable for or convertible into any Securities prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Securities, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing.

11	COMPANY’S COVENANTS

11.1	Pre-Closing Covenants

From the Signing Date until the Closing Date, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, to:

(a)	not enter into any agreement or make any decision regarding actions that would result in a change to the Interest, or the Alternative Interest if the Investor invokes its rights under Clause 5.3.1(e)(ii)(A) (including issuance, repurchase or disposal of Securities or treasury shares, or mergers or acquisitions involving equity consideration), unless permitted under Clause 5.3.1(e);

(b)	make all obligatory notifications, filings and applications required to obtain the Required Regulatory Approvals, including but not limited to those under section 11.10 of Canadian National Instrument 31-103; and

(c)	not take any action that would have the effect of accelerating the vesting of the RSUs, unless reasonably required pursuant to the current terms and conditions of the RSUs or other contractual arrangements in place at the Signing Date in relation to the RSUs.

12	Capital Alliance Notification

From and after the Signing Date, the Company shall notify the Investor in writing, prior to the Company or any of its Subsidiaries committing to, agreeing to enter into, or entering into a capital alliance agreement (or similar agreement) with any of the following competitors of the Investor: NTT, Inc., SoftBank Group Corp., and Rakuten Group, Inc., or their respective Subsidiaries, and shall consider in good faith any comments and requests from the Investor following such notification. For these purposes, a capital alliance means a strategic minority investment by the competitor or any of its Subsidiaries pursuant to which the competitor or any of its Subsidiaries would acquire, either directly or indirectly, more than 5% of the issued and outstanding Ordinary Shares of the Company, for the purpose of collaboration relating to crypto assets.

13	The Company Warranties

Except as set forth in any reports, forms, registration statements and other statements, certifications and documents filed with or furnished to the SEC by the Company (including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto) (i) at least six (6) days prior to the Signing Date, or (ii) set forth in information provided in writing by the Company to the Investor with a specific reference to this Clause 13 at least six (6) days prior to the Signing Date (but excluding, in each case, any disclosures set forth or referenced in any risk factor, forward-looking statement, quantitative and qualitative disclosures about market risk section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to the Investor that each of the Company Warranties set out in Schedule 3 (Company Warranties) are true and correct as at the Signing Date and as at the Closing Date (except to the extent that any such representation or warranty expressly refers to an earlier date, in which case such representation or warranty shall be true and correct as at such earlier date).

14	The Investor Warranties

The Investor represents and warrants to the Company that each of the Investor Warranties set out in Schedule 4 (Investor Warranties) are true and correct as at the Signing Date and as at the Closing Date (except to the extent that any such representation or warranty expressly refers to an earlier date, in which case such representation or warranty shall be true and correct as at such earlier date).

15	Information Requirements

15.1	Duty to disclose

Subject to Clauses 3 (Public announcement) and 19.3 (Publicity), nothing in this Agreement shall prohibit or restrict either Party from disclosing (in accordance with applicable Laws, or applicable rules or regulations, including the rules, regulations, requests, orders, notices, administrative guidance, or other determinations, whether oral or in writing, of any relevant stock exchange or other regulatory body (including the SEC, Nasdaq Stock Exchange, Japan’s Financial Services Agency, and the Tokyo Stock Exchange) to which either Party is or becomes subject) any inside information, if and when such disclosure is in the reasonable opinion of such Party required and cannot or can no longer be delayed under applicable Law or by any rules or regulations (including the rules and regulations of any relevant stock exchange or other regulatory body such as the SEC, Nasdaq Stock Exchange, Japan’s Financial Services Agency, and the Tokyo Stock Exchange).

15.2	No selective disclosure

Nothing in this Agreement will require a Party to disclose inside information to the other Party to the extent that such disclosure would violate applicable Law. The Parties confirm their view, which view is based on the current interpretation of the relevant courts of applicable Laws pertaining to inside information and the disclosure thereof, that to the extent that the information a Party discloses to the other Party pursuant to this Agreement qualifies as inside information, this disclosure is made in the normal course of the exercise of that Party’s duties.

15.3	Investor information rights

To the extent permitted under applicable Law and regulations and for as long as the Investor satisfies the Minimum Information Rights Requirement, the Company shall supply the Investor with all information reasonably required by the Investor:

(a)	to complete any tax return or other filing which may be required by applicable Law or regulation;

(b)	for any audit or regulatory reason; and

(c)	to meet its consolidated accounting or financial reporting requirements.

16	General restrictions

16.1	General

16.1.1	Each Party shall, and shall procure that its Affiliates shall, not take any action that would have the effect of preventing the other Party or any of the other Party’s Affiliates from complying with their obligations under applicable Laws and regulations.

16.1.2	the Investor shall, and shall procure that its Affiliates shall, not exercise any voting rights or other shareholder rights or powers vested in any Ordinary Shares held by the Investor or its Affiliates, as the case may be, in a way that would breach any of the provisions of this Agreement or applicable Laws and regulations (including related to insider trading).

16.1.3	Other than set out in this Agreement, no limitations shall apply to the Investor or its Affiliates in exercising any voting rights or other shareholder rights or powers vested in any Ordinary Shares held by the Investor or such Affiliates.

17	Termination

17.1	Term

This Agreement remains in full force and effect until terminated in accordance with Clause 17 (Termination).

17.2	Termination

17.2.1	This Agreement may be terminated at any time prior to the Closing by a Party, by written notice to the other Party, upon the occurrence of any of the following:

(a)	insolvency, bankruptcy, reorganization, liquidation, or similar proceedings are commenced by or against the other Party and are not dismissed within thirty (30) days;

(b)	a Change of Control of the other Party occurs without the prior written consent of the terminating Party; or

(c)	the occurrence of any Material Adverse Effect.

17.2.2	Following the Closing, this Agreement may be terminated by a Party, by written notice to the other Party, upon the occurrence of any of the following:

(a)	the other Party has breached or failed to perform any material obligation under this Agreement and, if such breach is capable of cure, fails to cure such breach within thirty (30) days after receipt of written notice thereof;

(b)	insolvency, bankruptcy, reorganization, liquidation, or similar proceedings are commenced by or against the other Party and are not dismissed within thirty (30) days; or

(c)	a Change of Control of the other Party occurs without the prior written consent of the terminating Party.

17.2.3	Without prejudice to the generality of Clause 17.2.2, following the Closing, this Agreement may be terminated by the Investor, by written notice to the Company, if the Company Transfers all or a substantial portion of the Company’s business or assets to a third party, whether by merger, demerger, business transfer, company split, or similar transaction or series of transactions.

17.2.4	In addition and without prejudice to Clauses 17.2.1, 17.2.2 and 17.2.3, this Agreement terminates automatically upon the occurrence of the earlier of:

(a)	termination of this Agreement pursuant to Clause 5.7 or Clause 6.3(c). For the avoidance of doubt, each of the termination rights set out in Clause 5.7 and Clause 6.3(c) shall be separate and independent, and a Party exercising its termination right under any such clause may do so in accordance with such clause, without being required to comply with, or wait for the expiry of, any cure period or other conditions applicable to termination under any of the other clauses, notwithstanding that the same facts or circumstances may also give rise to a termination right under one or more of the other clauses;

(b)	the date on which the Parties explicitly agree in writing to terminate this Agreement;

(c)	the expiry of the period of time referred to in this Clause 17.2.4(c) during which the Investor’s (or its successors, permitted Affiliates or permitted assigns) Interest, or the Alternative Interest if the Investor invokes its rights under Clause 5.3.1(e)(ii)(A), fell below five percent (5%) of the total of the Company’s issued and outstanding Ordinary Shares as at any given time and this has continued for a period of twenty (20) Trading Days from the date on which the Investor had knowledge thereof; or

(d)	the dissolution or liquidation of a Party, provided that if a Party ceases to exist as a result of a merger, demerger, conversion, or other similar corporate transaction, such Party’s legal successor shall be deemed to have become a party to this Agreement in such Party’s place and this Agreement shall not terminate.

For the avoidance of doubt, each of the termination rights set out in Clause 17.2.1(a), Clause 17.2.2(b) and Clause 17.2.4(d) shall be separate and independent, and a Party exercising its termination right under any such clause may do so in accordance with such clause, without being required to comply with, or wait for the expiry of, any cure period or other conditions applicable to termination under any of the other clauses, notwithstanding that the same facts or circumstances may also give rise to a termination right under one or more of the other clauses.

17.3	Effect of termination

If this Agreement is terminated pursuant to Clause 5.7 (Long stop date), Clause 6.3(c) (Breach of Closing obligations), or Clause 17.2 (Termination):

(a)	if termination of the Agreement takes place prior to Closing having occurred, the Parties shall take all action necessary to reverse any action already taken under Clause 6 (Closing);

(b)	if termination of the Agreement takes place following Closing, such termination shall be without prejudice to the validity of the rights and obligations under this Agreement relating to the period prior to the termination, including, but not limited to, the share subscription pursuant to Clause 2 (Share Subscription);

(c)	Clause 1 (Definitions and Interpretation), Clause 17 (Termination), Clause 18 (Confidentiality), and Clause 19 (Miscellaneous) will remain in full force and effect; and

(d)	a Party is not relieved from liability for a breach that occurred prior to termination of this Agreement.

18	Confidentiality

18.1	Confidentiality

18.1.1	Each Party agrees that Confidential Information furnished and to be furnished to it and to its Representatives has been and may in the future be made available in connection with the Investor’s investment in the Company. From the Closing Date until the date that is two (2) years after the termination of this Agreement, each Party shall, and shall cause its other Receiving Parties to, keep confidential, and direct any Person to whom Confidential Information is disclosed pursuant to Clause 18.1.2(a) below to keep confidential, the Confidential Information in accordance with this Clause 18 (Confidentiality) and shall, and shall cause its other Receiving Parties to, only use such Confidential Information in connection with monitoring and managing the investments and transactions contemplated by the Transaction Documents and with their internal compliance and audit processes, and not for any other purpose.

18.1.2	The Receiving Parties shall not disclose any Confidential Information to any Person without the Disclosing Party’s prior written consent, except that Confidential Information may be disclosed:

(a)	to the Receiving Parties’ Representatives, on a need-to-know basis only, with respect to monitoring and managing the investments and transactions contemplated by the Transaction Documents as well as complying with the Receiving Parties’ internal compliance and audit processes;

(b)	to the extent the Receiving Parties or their respective Representatives are so required by applicable Laws and regulations (including securities Laws or stock exchange rules) or in connection with a judicial, regulatory, tax or administrative proceeding (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process), provided that the Receiving Parties agree, to the extent legally permissible and reasonably practicable, to give the Disclosing Party prompt prior notice of the requirement to make such disclosure, and the Receiving Parties agree to reasonably cooperate, and to direct their respective Representatives to reasonably cooperate, with the Disclosing Party so that the Disclosing Party may seek, at its sole cost and expense, an appropriate protective order or other remedy, to the extent legally permissible, and in the event that such a protective order or other remedy is not obtained, the Receiving Parties or their respective Representatives (as applicable) (i) will furnish only that portion of the Confidential Information that, on the written advice of its legal counsel (internal or external), is required by applicable Laws and regulations (including securities Laws or stock exchange rules) to be disclosed to avoid censure or penalty and (ii) will use commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded to such information to the extent legally permissible;

(c)	by the Investor, the Investor Nominee or the Observer, to the Investor or any of its respective direct or indirect Affiliates and its respective officers, employees, auditors, bankers or professional advisers, in any event only if and to the extent it is necessary for such Person to receive such information to assist the Investor in relation to its investments and transactions contemplated by the Transaction Documents, provided that (i) the recipient thereof agrees to be bound by the same confidentiality obligations applying to the Investor and (ii) the Investor shall remain responsible for any breach of confidentiality obligations by such recipient; or

(d)	in connection with the enforcement of any right or remedy relating to this Agreement or any of the transactions contemplated hereby.

18.1.3	Each Party agrees to be responsible for any breach by its Receiving Parties and its and their respective Representatives of the applicable provisions of this Clause 18 (Confidentiality).

18.1.4	The Investor is aware that securities Laws in the United States and elsewhere prohibit any Person who has MNPI about a company from purchasing or selling securities of such company, or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities. The Investor also understands that the Confidential Information may constitute MNPI about the Company, and the Investor is familiar with the legal prohibitions and limitations imposed upon a recipient of MNPI by the Securities Act and the Exchange Act.

18.1.5	The Company may at any time reasonably request the Investor to inform the Company of how many Ordinary Shares the Investor legally or beneficially holds. Upon such request, the Investor shall, to the extent practically possible, inform the Company as requested in writing within five (5) Business Days, based on information then reasonably available to the Investor. The Company shall, within five (5) Business Days of the Investor’s request, provide the Investor with the number of (i) issued and outstanding Ordinary Shares as of the relevant date and (ii) Ordinary Shares issuable upon exercise, conversion or settlement of (x) all outstanding Warrants as of the relevant date and (y) the vested RSUs as of the relevant date.

18.1.6	The Confidentiality Agreement is hereby terminated as of the date hereof, and confidentiality obligations relating to the Parties shall be governed by this Clause 18 (Confidentiality).

19	Miscellaneous

19.1	Validity

This Agreement does not have any legal effect until each Party has validly signed this Agreement.

19.2	Invalidity

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected; and

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

19.3	Publicity

Notwithstanding Clause 3 (Public announcement), the Parties will consult with each other before issuing press releases or otherwise making any public statements with respect to this Agreement or the Transaction, and neither Party shall issue any such press release or public statement without the prior written consent of the other Party, provided that such consent shall not be required to the extent the public announcement is (i) required by Law or by the rules, requests, orders, notices, administrative guidance, or other determinations, whether oral or in writing, of any Governmental Authority, and (ii) following reasonable consultation with the other Party, cannot or can no longer be delayed under applicable Law, provided, further, that such consent shall not be unreasonably withheld or delayed if a Party deems it necessary to respond to any media or press inquiries or statements to clarify or refute any inaccurate or misleading statement arising out of any disclosure and/or speculation by third parties.

19.4	Costs and fees

Each Party shall pay all of its own expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, the Company shall bear all costs and expenses relating to the authorization and issuance of the New Shares, including SEC and Nasdaq Stock Exchange fees and transfer agent fees, and all transfer, documentary, sales, use, stamp, recording, value added, and other similar taxes levied in connection with sale and purchase of the Interest, or the Alternative Interest if the Investor invokes its rights under Clause 5.3.1(e)(ii)(A), pursuant hereto.

19.5	Notices

19.5.1	Any notice, request, consent, claim, demand and other communication between the Parties in connection with this Agreement must be in writing and be given and be deemed to have been duly given if written in the English language and:

(a)	delivered personally;

(b)	sent by an internationally recognized overnight courier service, with a copy by email, which copy does not constitute a notice; or

(c)	sent by email (following confirmation of receipt).

19.5.2	The notices under this Agreement shall be deemed to be:

(a)	in the case of notices delivered personally, sent and received on the date of receipt;

(b)	in the case of notices sent by internationally recognized overnight courier service, sent at the date of collection shown on the monitoring document produced by the international courier service and received on the third Business Day following the day of sending; and

(c)	in the case of notices sent by e-mails, any such notice shall be deemed received at the time it is received in the recipient’s time zone; provided that (i) if received between 12:00 a.m. and 5:00 p.m. in the recipient’s time zone, it shall be deemed received on such day (or, if such day is not a Business Day, on the next Business Day), and (ii) if received between 5:00 p.m. and 11:59 p.m. in the recipient’s time zone, it shall be deemed received on the following day (or, if such following day is not a Business Day, on the next Business Day).

19.5.3	All notices must be sent to the Persons and at the addresses set out in Schedule 5 (Details for notices), or such other Persons or addresses as notified to the other Party from time to time. Any change to the designated Persons or addresses shall be promptly notified to the other Party and shall not be effective unless and until written notice of such change has been given to the other Party in accordance with this Clause 19.5.

19.6	Entire agreement

This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by Contract, and supersedes any previous written or oral agreement between the Parties to this Agreement in relation to the matters dealt with in this Agreement.

19.7	No assignment

Except as otherwise agreed by the Parties, no Party may assign this Agreement or assign or encumber any of their rights under this Agreement to any other Person, without the written consent of the other Party; it being understood that without this consent, no assignment, Encumbrance or transfer may be effected.

19.8	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Agreement by signing any such counterpart.

19.9	Waiver

No failure to exercise, nor any delay in exercising, by a Party, any right or remedy under this Agreement will operate as a waiver. No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy.

19.10	Amendment

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

19.11	Further assurances

The Parties shall at their own costs and expenses from time to time execute and procure to be executed such documents and perform and procure to be performed such acts as may be reasonably required by each of them to give the Parties the full benefit of this Agreement.

19.12	Third party rights

Save as expressly stated otherwise in this Agreement:

(a)	this Agreement does not contain any stipulation in favour of a third party (derdenbeding);

(b)	in the event that any stipulation in favor of a third party (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement; and

(c)	where this Agreement contains a stipulation for the benefit of a third party, this Agreement (including the relevant third party’s rights under this Agreement) may be terminated, amended, supplemented or waived (in each case either in its entirety or in part) without that third party’s consent.

For the avoidance of doubt, Clause 18.1.2(c) is intended to confer a benefit on, and be enforceable by, each Investor Nominee and each Observer as a stipulation in favour of a third party (derdenbeding). Each Investor Nominee and each Observer shall be entitled, in their own right, to enforce and/or rely upon Clause 18.1.2(c) (including as a defence to, or otherwise to resist, any claim or allegation that any disclosure of Confidential Information by such Investor Nominee or Observer to the Investor in accordance with Clause 18.1.2(c) constitutes a breach of this Agreement, breach of confidence or breach of any duty owed to any Party).

19.13	No rescission or nullification

Each Party waives its right to rescind (ontbinden) this Agreement, in whole or in part, on the basis of section 6:265 BW. Furthermore, a Party in error (dwaling) shall bear the risk of that error in making this Agreement and waives its right to nullify (vernietigen) this Agreement or to request a competent court to amend this Agreement on the basis of section 6:230 paragraph 2 BW.

19.14	No suspension

No Party may suspend (opschorten) performance of its obligations under or in connection with this Agreement on whatever grounds.

19.15	Consents and approvals

A consent or approval under, or in connection with, this Agreement is only valid, if given in writing.

19.16	Governing law

This Agreement (including Clause 19.16 (Governing law) and Clause 19.17 (Dispute resolution)) and the documents to be entered into pursuant to it, save as explicitly otherwise provided therein, and any non-contractual obligation arising out of or in connection therewith, are governed exclusively by Dutch Law.

19.17	Dispute resolution

19.17.1	Any dispute arising out of, or in connection with, this Agreement or other agreements and arrangements connected to or resulting from this Agreement, whether contractual or non-contractual, shall be submitted to representatives designated by each Party from time to time to be settled and resolved by them within forty (40) Business Days of the matter being referred to them, following and upon the written request of either of the Parties.

19.17.2	If the dispute cannot be resolved by representatives designated by each Party within forty (40) Business Days of the matter being referred to them in accordance with Clause 19.17.1, the dispute will be finally and exclusively resolved by arbitration administered by the Singapore International Arbitration Centre (“SIAC”) in accordance with the Arbitration Rules of the SIAC for the time being in force (“SIAC Rules”), taking into account that:

(a)	the seat (legal place) of the arbitration will be Singapore;

(b)	the language of the arbitration will be English;

(c)	the arbitral tribunal will consist of three (3) arbitrators to be nominated and/or appointed as follows:

(i)	the claimant Party will nominate one arbitrator in its Notice of Arbitration, and the respondent Party will nominate one arbitrator in its response. If a Party fails to nominate an arbitrator within the time prescribed under the SIAC Rules, the relevant arbitrator will be appointed by the President of the SIAC; and

(ii)	the third arbitrator will act as presiding arbitrator and will be nominated jointly by the two arbitrators referred to in Paragraph (i) above within thirty (30) days of the date of the last of their confirmations and/or appointments. If the two arbitrators fail to jointly nominate the presiding arbitrator within that period, the presiding arbitrator will be appointed by the President of the SIAC Court of Arbitration;

(d)	with respect to the substance of the dispute, the arbitral tribunal shall decide and make its arbitral award(s) in accordance with the applicable rules of Dutch law (naar de regels van Nederlands recht) in accordance with Clause 19.16. The arbitral tribunal shall not assume the powers of an amiable compositeur or decide ex aequo et bono (als goede personen naar billijkheid);

(e)	to the extent permitted under the SIAC Rules and applicable law, an arbitration pursuant to this Clause 19.17 (Dispute resolution) may not be consolidated with any other arbitral proceedings, except for another arbitration commenced pursuant to this Clause 19.17 (Dispute resolution);

(f)	the Parties agree to exclude the application of the Streamlined Procedure and Expedited Procedure under the SIAC Rules;

(g)	any dispute and the existence and content of any arbitral proceedings under this Clause 19.17 (Dispute resolution) will be kept confidential by the Parties, the members of the arbitral tribunal and the SIAC, and no publication of any arbitral award, any other decision of the arbitral tribunal or any materials produced or exchanged in the course of such arbitral proceedings is permitted, except (i) to the extent that disclosure or publication is required to fulfil a legal duty, protect a legal right or enforce or challenge an arbitral award in legal proceedings before a court or other judicial authority, (ii) with the written consent of the Parties, (iii) where required for the preparation or presentation of a claim or defence in arbitral proceedings under this Clause 19.17 (Dispute resolution) or (iv) by order of the arbitral tribunal at the request of a Party; and

(h)	nothing in this Clause 19.17 prevents a Party from requesting interim or protective measures from the relevant competent courts, if and insofar the relief sought cannot or cannot be timely obtained in arbitration in accordance with this Clause 19.17.

19.18	Good faith consultation

The Parties shall consult in good faith to resolve matters not set forth in this Agreement or any questions arising in connection with this Agreement.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Oki Matsumoto
COINCHECK GROUP N.V.
By:	Oki Matsumoto
Title:	Authorized Person

/s/ Hiromichi Matsuda
KDDI CORPORATION
By:	Hiromichi Matsuda
Title:	President, Representative Director, CEO

Schedule 1 Definitions and interpretation

1	Definitions

Capitalized terms used in this Agreement shall have the following meaning:

“Acknowledgment Agreement” means that certain Acknowledgment Agreement between Monex and the Investor dated on or around the Signing Date and to be effective upon the consummation of the Closing;

“Affiliate” means, in respect of a Person, each other Person who Controls, is Controlled by or is under common Control with that Person; for the avoidance of doubt, for the purpose of this Agreement, the Company and its Affiliates shall not be considered to be Affiliates of the Investor and vice versa;

“Agreement” has the meaning set out in recital (B);

“Alternative Interest” means a percentage, being a percentage lower than 14.9% but more than 10%, of the aggregate number of issued and outstanding Ordinary Shares as at the Closing Date;

“Anti-Money Laundering Laws” has the meaning set out in Paragraph 21 of Schedule 3 (Company Warranties);

“Articles of Association” means the articles of association of the Company, as amended from time to time;

“Business Alliance Agreement” means the business alliance agreement between Coincheck, Inc. and the Investor dated on or around the date hereof;

“Business Day” means any day (other than a Saturday, Sunday or public holiday) on which banks are open for normal business (other than internet banking services only) in the Netherlands, the United States and Japan;

“Board” means the board of directors of the Company;

“Board Regulations” means the board regulations of the Company, as amended from time to time;

“BW” means Burgerlijk Wetboek (Dutch Civil Code);

Schedule 1	Definitions and interpretation	1 / 12

“Change of Control” means (i) the sale of all or substantially all of the assets of a Person to a third party (other than, in the case of the Company, to Monex and/or its Affiliates); (ii) a sale resulting in more than 50% of the outstanding ordinary shares of a Person being held by a third party (other than, in the case of the Company, to Monex and/or its Affiliates); or (iii) a merger, consolidation, recapitalization, or reorganization of a Person with or into a third party if and only if such merger, consolidation, recapitalization, or reorganization results in the loss of the stockholders’ ability to designate or elect a majority of the board of directors of such Person (or the board of directors of the surviving entity or its parent company) (unless, in the case of the Company, Monex and/or its Affiliates’ otherwise have the right to directly or indirectly designate or elect a majority of the board of directors of such Person or such surviving entity);

“Cleansing Documents” has the meaning set out in Clause 3.1.2;

“Closing” has the meaning set out in Clause 6.1 (Closing Date and place);

“Closing Conditions” has the meaning set out in Clause 5.4 (Responsibility for satisfaction);

“Closing Date” has the meaning set out in Clause 6.1 (Closing Date and place);

“Company” has the meaning set out in preamble;

“Company Bank Account” means the Company’s bank account as set out in Schedule 7 (Details of Company Bank Account).

“Company Warranties” means the representations and warranties set out in Schedule 3 (Company Warranties);

“Confidential Information” shall mean any information (in any form) relating to a Party or its Affiliates, that such Party (the “Disclosing Party”) or its Representatives made available to any Receiving Party or its respective Representatives before, on or after the execution of this Agreement, together with any written or electronic materials containing or based in whole or in part upon or generated from such information. Without limiting the generality of the foregoing, Confidential Information shall include any information, data or know-how which relates to the business of a Party, including information related to any business, governance or financial information, condition (financial or other), operations, assets, Liabilities, results of operations, cash flows or prospects, forecasts, customer and vendor lists, business plans, or personnel, marketing or sales information, investors, employees, business and contractual relationships and any other non-public information of a Party (whether prepared by such Party, its advisors or otherwise);

Schedule 1	Definitions and interpretation	2 / 12

Confidential Information does not include:

(a)	information that at the time of disclosure to the Receiving Parties or their respective Representatives is or thereafter becomes generally available to the public other than as a result of a breach of the terms of this Agreement (or of the Confidentiality Agreement) by conduct of any of the Receiving Parties or their Representatives that violates the terms of this Agreement or the Confidentiality Agreement applicable to such Persons;

(b)	information that is or has previously been disclosed to the Receiving Parties or their respective Representatives on a non-confidential basis by a source other than the Disclosing Party or its Representatives, provided that such source did not breach an obligation of confidentiality to the Disclosing Party that was known by the Receiving Parties or should have been known by the Receiving Parties having made reasonable enquiries;

(c)	information that was independently developed by the Receiving Parties or their respective Representatives without use of or reference to the Confidential Information; or

(d)	the material terms and conditions of the transactions contemplated by the Transaction Documents publicly disclosed pursuant to the Cleansing Documents; provided, however, that any portions of the Transaction Documents that are not publicly disclosed (including any redacted or withheld portions, and contents of discussions or negotiations regarding the Transaction Documents) shall continue to constitute Confidential Information;

“Confidentiality Agreement” means the confidentiality agreement dated 17 September 2025 by and between the Company and the Investor;

“Contract” means any written agreement, undertaking, lease, license, contract, note, mortgage, indenture, arrangement or other written obligation;

“Control” means, in relation to any Person, that it, whether directly or indirectly (i) holds more than fifty per cent (50%) of the voting rights of the outstanding voting securities or other voting interests of a legal entity, or (ii) whether by the ownership of share capital, the possession of voting rights, contract or otherwise, has the power to appoint or remove the majority of the members of the management board or directors of the board, or (iii) otherwise has the power to direct or cause direction of the management and policies of Person, whether through ownership of voting interests, by contract or otherwise (in such respect, a limited partnership shall be deemed to be Controlled by its general partner);

Schedule 1	Definitions and interpretation	3 / 12

“Deed of Adherence” means a deed by which a transferee of the New Shares agrees to adhere to the terms and conditions of this Agreement;

“Deed of Issuance of Shares” means the deed of issuance of shares, pursuant to which the Company will issue the New Shares to the Investor, and the Investor will accept the same, substantially in the form attached to this Agreement as Schedule 6 (Deed of Issuance of Shares);

“Dutch Corporate Governance Code” means the Dutch Corporate Governance Code of 20 March 2025;

“Encumbrance” means any charge, option, power of sale, hypothecation, mortgage, pledge, lien, retention of title, right of first refusal or other restriction on transfer or voting, usufruct, attachment, depositary receipt, leasehold, tenancy, right of way, right of superficies or any other third party right or security interest of any kind or any agreement to create any of the foregoing, other than, in each case, restrictions on transfer arising solely under applicable federal and state securities laws;

“Environmental Laws” has the meaning set out in Paragraph 17 of Schedule 3 (Company Warranties);

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Executive Chairperson” means the executive director designated as ‘Executive Chairperson’ in accordance with the Articles of Association;

“Final Closing Confirmation” has the meaning set out in Clause 6.2.1(d);

“Form 6-K” has the meaning set out in Clause 3.1.2;

“Fundamental Warranties” means Paragraphs 1 (Due incorporation and valid existence), 2 (Ownership of New Shares), 3 (Due authorization), 4 (No conflicts), 5 (No registration), 6 (Authorized Share capital), 30 (Bankruptcy), and 31 (No broker / dealer) of Schedule 3 (Company Warranties);

“General Meeting” means a general meeting of shareholders of the Company, whether an annual general meeting or an extraordinary general meeting;

“Governmental Authority” means any supranational, national, state, provincial, municipal or other governmental authority or court, tribunal, arbitrator, administrative agency, commission or other authority or instrumentality, or any stock exchange or similar self-regulatory organization of a relevant jurisdiction (including any subdivision thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union, in each case to the extent such authority has jurisdiction in respect of the relevant matter;

Schedule 1	Definitions and interpretation	4 / 12

“Governmental Order” means any final and non-appealable order, writ, judgement, injunction, decree, declaration, stipulation, determination or award issued by or entered into with any Governmental Authority;

“IFRS” has the meaning set out in Paragraph 12.2 of Schedule 3 (Company Warranties);

“Initial Closing Confirmation” has the meaning set out in Clause 6.2.1;

“Initial Closing Confirmation Date” has the meaning set out in Clause 6.2.1;

“Interest” has the meaning set out in Recital (B);

“Investor” has the meaning set out in preamble;

“Investor Nominee” has the meaning set out in Clause 7.2 (Nomination of the Investor Nominee);

“Investor Warranties” means the representations and warranties set out in Schedule 4 (Investor Warranties);

“Law” means any applicable statute, law, directive, rule (executive or other) order, code, judgment, injunction decree or other binding requirement of any Governmental Authority, in each case as may be in force from time to time;

“Lead Non-Executive Director” means the non-executive director designated as ‘Lead Non-Executive Director’ in accordance with the Articles of Association, who shall serve as the chair of the Board, or voorzitter, as referred to under Dutch law;

“Liability” means all liabilities, duties, and obligations of every description, whether deriving from contract, common law, Law or otherwise, whether present or future, actual or contingent, ascertained or unascertained, or disputed and whether owed or incurred severally or jointly or as principal or surety, and “Liability” means any one of them or the relevant one of them, as the context requires;

“Lock-Up Period” has the meaning set out in Clause 8.1 (Lock-Up);

Schedule 1	Definitions and interpretation	5 / 12

“Material Adverse Effect” means any change, event, development, occurrence, fact, circumstance, violation, condition or effect (any such items an “Effect”) that, individually or when taken together with all other Effects, is or would reasonably be expected to be materially adverse to (a) the business, the operations, financial performance, the assets (including intangible assets), the Liabilities, the condition (financial or otherwise) or capitalisation of the Company and its Subsidiaries, taken as a whole or (b) the abilities of the Company and/or its Subsidiaries to perform their obligations hereunder or to consummate the transactions contemplated hereby on a timely basis, provided, however, that for the purpose of determining whether there has been, or will be, a Material Adverse Effect, the following Effects will not be taken into account:

(a)	changes or conditions generally affecting (i) the industries in which the Company operates, including the blockchain and digital assets industry, or (ii) general business or economic conditions, including changes in financial or credit market conditions, interest rates, currency exchange rates, or rates of taxes or tariffs;

(b)	any natural disaster, pandemic, epidemic, disease outbreak, public health emergency, the outbreak or escalation of war or hostilities, sabotage, military action, act of God, armed hostilities, acts of terrorism, or any escalation or worsening thereof;

(c)	changes in economic, political or market conditions (including volatility in interest rates, disruption of supply chains in one or more material markets, changes in exchange rates for the currencies of any country, any suspension of trading in any type of securities, imposition of tariffs or other trade barriers, trade disputes or geopolitical tensions), including any adverse development regarding the United States of America, the European Union, its member states (including member states leaving such union) and the Euro zone (including one or more member states leaving or forced to leave such zone);

(d)	changes in the price or trading volume of any crypto currencies, digital assets or tokens (provided that the underlying cause of any such change may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein);

(e)	changes or prospective changes in Laws or regulations (including those relating to digital assets, cryptocurrencies, blockchain technology or related regulatory frameworks) or generally accepted accounting principles, or the interpretation or enforcement thereof, in each case, occurring after the Signing Date;

Schedule 1	Definitions and interpretation	6 / 12

(f)	any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Effect to the extent not excluded by another exception herein);

(g)	changes in the credit, financial strength or other ratings of the Company (provided, however, that the underlying cause for such change may be considered in determining whether there may be a Material Adverse Effect to the extent not excluded by another exception herein);

(h)	any Effect directly resulting from any act or omission of the Investor, whether before or after the date of execution of this Agreement, or compliance by the Company with the express terms of, or the taking of any action expressly required by, this Agreement, except for any Effect resulting from any act or omission of the Investor that is a response to a breach of this Agreement by the Company;

(i)	any Effect resulting from (i) the entry into, execution, or performance (including the taking of any action expressly required hereby or the failure to take any action expressly prohibited hereby) of this Agreement, (ii) the announcement of this Agreement and the Transaction, or (iii) the making or implementation of the Transaction, including the effects on relationships with customers, suppliers, governmental authorities, employees, or other third-party relationships;

(j)	any breach of this Agreement or applicable Laws by the Investor; or

(k)	any Effect which is known to the Investor as at the date six (6) days prior to the Signing Date, including but not limited to, by way of fair disclosure of information through the due diligence investigation conducted by or on behalf of the Investor, and provided, however, that if any Effect described in subclauses (a), (b), (c), (d) and (e) has or is reasonably likely to have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated companies in the industries in which the Company and its Subsidiaries operate (including the blockchain and digital assets industry), then, to the extent not otherwise excluded from the definition of Material Adverse Effect, only the incremental disproportionate impact of such Effect shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

Schedule 1	Definitions and interpretation	7 / 12

“Minimum Interest Requirement” means the Investor having the beneficial ownership (as such term is defined in Rule13d-3 under the Exchange Act), at any given time, of at least 10% of the issued and outstanding Ordinary Shares of the Company as at such time;

“Minimum Information Rights Requirement” means the Investor having the beneficial ownership (as such term is defined in Rule13d-3 under the Exchange Act), at any given time, of at least 5% of the issued and outstanding Ordinary Shares of the Company as at such time;

“MNPI” has the meaning set out in Clause 3.1.2;

“Monex” means Monex Group, Inc.;

“New Shares” has the meaning set out in Clause 2.1.1;

“OFAC” has the meaning set out in Paragraph 22 of Schedule 3 (Company Warranties);

“Ordinary Shares” has the meaning set out in recital (A);

“Party” has the meaning set out in the preamble;

“Person” means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organization, including any Governmental Authority;

“Press Releases” has the meaning set out in Clause 3.1.1;

“Prohibited Party” has the meaning set out in Paragraph 8 of Schedule 4 (Investor Warranties);

“Receiving Parties” means a Party and its Affiliates (or their respective successors and permitted assigns) that receives Confidential Information;

“Registration Rights Agreement” has the meaning set out in Clause 4;

Schedule 1	Definitions and interpretation	8 / 12

“Representatives” means collectively, with respect to any Party, such Party’s Affiliates and its and their respective officers, directors, managers, members, partners, professional advisors (including counsel, accountants, consultants and financial advisors) and employees;

“Required Regulatory Approvals” means the approvals, consents, clearances (or, to the extent applicable, the expiration or termination of any waiting periods following the submission of any required filings or applications) required to be obtained prior to the Closing Date by applicable Laws to consummate the Transaction;

“RSUs” means any and all restricted share units that have been granted by the Company under the Coincheck Group 2024 Omnibus Incentive Plan, as amended and/or restated from time to time, and remain outstanding as of the applicable date;

“Rule 144” has the meaning set out in Paragraph 5 of Schedule 4 (Investor Warranties);

“Sanctioned Jurisdiction” has the meaning set out in Paragraph 22 of Schedule 3 (Company Warranties);

“Sanctioned Person” has the meaning set out in Paragraph 8 of Schedule 4 (Investor Warranties);

“Sanctions” has the meaning set out in Paragraph 22 of Schedule 3 (Company Warranties);

“SEC” means the U.S. Securities and Exchange Commission;

“SEC Reports” means each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed or furnished by the Company with or to the SEC on or after 30 July 2025;

“Securities” means any shares of any class or series or any securities (including debt securities and shareholder loans) convertible into or exercisable or exchangeable for shares of any class or series of share capital of the Company (or which are convertible into or exercisable or exchangeable for another security which is, in turn, convertible into or exercisable or exchangeable for shares or any class or series of share capital of the Company), whether authorised or not;

“Securities Act” means the U.S. Securities Act of 1933, as amended;

Schedule 1	Definitions and interpretation	9 / 12

“Significant Subsidiary” means each of the Company’s Subsidiaries that is a “significant subsidiary” (as defined in Rule 405 under the Securities Act);

“Signing Date” means the date on which the Agreement is duly executed by all Parties;

“Subsidiary” means, with respect to any Person, any other Person who is Controlled by such Person;

“Subscription Price” has the meaning set out in Clause 2.1.2;

“Tax” or “Taxes” means any and all taxes, levies, fees, imposts, duties and charges of whatever kind and wheresoever imposed (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any Governmental Authority, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties;

“Trading Day” means any day on which the Nasdaq Stock Exchange is open for regular trading;

“Transaction” has the meaning set out in Recital (B);

“Transaction Documents” means, collectively, this Agreement, the Acknowledgment Agreement, the Business Alliance Agreement, the Registration Rights Agreement, and any ancillary agreements thereto;

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a Person or any interest (including a beneficial interest or an economic entitlement) in, or the ownership, control or possession of, any interest owned by a Person, including, for the avoidance of doubt, by way of any hedging positions and arrangements that effectively transfer the Investor’s economic interest in any New Shares to a third party (e.g., forward sale contracts); and

“Warrants” means: (i) the warrants issued by the Company to TBCP IV, LLC; and (ii) the warrants issued by the Company and traded on the Nasdaq Stock Exchange under the symbol “CNCKW”.

Schedule 1	Definitions and interpretation	10 / 12

2	References to Parties

Any reference in this Agreement to Parties is a reference to the Parties to this Agreement at the relevant time.

3	References to persons

References to a person include any Person, whether or not having separate legal personality and wherever incorporated or registered.

4	Headings and references to Clauses, Schedules and Paragraphs

4.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

4.2	A reference in this Agreement to:

(a)	a Clause is to the relevant clause of this Agreement;

(b)	a Schedule is to the relevant schedule to this Agreement; and

(c)	a Paragraph is to the relevant paragraph of the relevant Schedule.

4.3	All recitals, annexes, exhibits and schedules hereto, represent an integral part of this Agreement and references to this Agreement includes this Agreement and the schedules as a whole.

5	References to liabilities and obligations

Any reference in this Agreement to a Liability or obligation of a Party or any of such Party’s Affiliates shall be deemed to incorporate references to obligations on the part of such Party to procure that the relevant Liability is discharged or obligation is performed by such Party or its relevant Affiliate(s), on the terms of and subject to the conditions set out in this Agreement.

6	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

Schedule 1	Definitions and interpretation	11 / 12

7	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

8	Other references

8.1	Whenever used in this Agreement, the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

8.2	Whenever used in this Agreement, the words “as of” shall be deemed to include the day or moment in time specified thereafter.

8.3	Whenever used in this Agreement, the term “third party” means any Person other than the Parties, their Controlling ultimate shareholders or one of their respective subsidiaries.

8.4	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

8.5	Whenever used in this Agreement, the phrase “to the Company’s Knowledge” or words of similar import shall mean the actual knowledge of the Company’s Executive Chairperson as at the time the relevant representation or warranty was made, following a reasonable inquiry by such Person, without personal liability on the part of such individual.

8.6	Whenever used in this Agreement, the phrase “to the Investor’s Knowledge” or words of similar import shall mean the actual knowledge of the Investor’s General Manager, Open Innovation Division, as at the time the relevant representation or warranty was made, following a reasonable inquiry by such Person, without personal liability on the part of such individual.

9	No presumption against drafting Party

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Schedule 1	Definitions and interpretation	12 / 12

Schedule 2 Registration Rights Agreement

[To be attached]

Schedule 2	Registration Rights Agreement	1 / 1

Schedule 3 Company Warranties

1	Due incorporation and valid existence

Each of the Company and its Subsidiaries has been duly formed and is validly existing under the Laws of its jurisdiction of organization and is in good standing under its jurisdiction of incorporation (to the extent such concept exists in such jurisdiction), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement and the Transaction Documents to which the Company is a party. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its constituent documents.

2	Ownership of New Shares

Upon the issue of the New Shares to the Investor at Closing in accordance with this Agreement, the Investor will acquire good and marketable title to the New Shares, free and clear of any Encumbrances (other than those agreed by the Parties in this Agreement and any Encumbrances created, imposed or caused, directly or indirectly, by the Investor), assuming the accuracy of the representations and warranties of the Investor under this Agreement. The New Shares will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive or similar rights. On the Signing Date, the aggregate number of issued and outstanding Ordinary Shares is 162,983,725.

3	Due authorization

This Agreement and each Transaction Document to which the Company is a party has been duly authorized, executed and delivered by the Company and, assuming that this Agreement and each Transaction Document to which the Company is a party constitutes the valid and binding obligation of the Investor, this Agreement and each Transaction Document to which the Company is a party constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at Law or equity. All corporate actions necessary for the authorization, execution and delivery of this Agreement and each Transaction Document to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly taken, and no shareholder approval is required in connection therewith, or, if required, such approval has been or will be duly obtained prior to Closing.

4	No conflicts

4.1	The execution and delivery by the Company of this Agreement and each Transaction Document to which the Company is a party and the performance by the Company of its obligations hereunder and thereunder, including the issuance of the New Shares and the execution, delivery and compliance by the Company with all of the provisions of this Agreement and each Transaction Document to which the Company is a party and the consummation of the transactions contemplated herein and therein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Encumbrance upon any of the property or assets of the Company or any of its Subsidiaries pursuant to the terms of any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or affect the legal authority of the Company to timely comply in all material respects with the terms of this Agreement; (ii) result in a violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Governmental Authority having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or affect the legal authority of the Company to perform in all material respects its obligations under this Agreement.

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4.2	Neither the Company nor any of its Subsidiaries is in default or violation of any term, condition or provision of (i) its organizational documents, (ii) any Contract to which the Company or any of its Subsidiaries is now a party or by which the Company’s or any of its Subsidiaries’ properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any Governmental Authority having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

5	No registration

Assuming the accuracy of the representations and warranties of the Investor set forth in this Agreement, no registration under the Securities Act is required for the issuance of the New Shares by the Company to the Investor hereunder. The New Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act. The issuance of the New Shares hereunder does not contravene the rules and regulations of the Nasdaq Stock Exchange or the SEC.

6	Authorized Share capital

As of the date hereof and immediately prior to the consummation of the Transaction, (i) the authorized share capital of the Company consisted of 400,000,000 (four hundred million) Ordinary Shares, with a nominal value of EUR 0.01 each, and (ii) there are 162,983,725 Ordinary Shares issued and outstanding, subject to Clause 5.3.1(e). Except as disclosed in the SEC Reports, there are no outstanding Securities or other rights to acquire Ordinary Shares. 3,219,520 Ordinary Shares are held as treasury shares.

7	No consents or approvals

7.1	Assuming the accuracy of the representations and warranties of the Investor set forth in this Agreement, the Company is not required to obtain any consent, approval or waiver, authorization or order of, give any notice to, or make any filing or registration with, any Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of this Agreement and each Transaction Document to which the Company is a party (including the issuance of the New Shares), other than (i) filings with the SEC (ii) those required by the Nasdaq Stock Exchange and (iii) those for which the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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8	Aplo CASP authorization

As of the Signing Date, Aplo has not received authorization as a CASP under Regulation (EU) 2023/1114 of the European Parliament and of the council of 31 May 2023 on markets in crypto-assets.

9	Compliance with Laws; No default

Each of the Company and its Subsidiaries (i) is, and has been during the past five (5) years, in compliance with all applicable Laws except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) has not received any written or oral notice, request for information, demand letter, administrative inquiry, formal or informal complaint, charge, action or assertion from a Governmental Authority alleging that the Company is not in compliance with or is in default or violation of, any applicable Law except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

10	Litigation

There is no (i) suit, action, investigation, civil, criminal, arbitration, administrative or other proceeding, or arbitration before a Governmental Authority pending, or, to the Company’s knowledge, threatened against the Company, any of its Subsidiaries or any Person for whose acts or defaults the Company may be vicariously liable, (ii) judgment, decree, injunction, ruling or order of any Governmental Authority outstanding against the Company, any of its Subsidiaries or any Person for whose acts or defaults the Company may be vicariously liable, or (iii) any fact or circumstance that might give rise to any of (i) or (ii), except for such matters that do not constitute a Material Adverse Effect.

11	Investment Company Act

The Company is not, and immediately after receipt of payment for the New Shares and consummation of the Transaction, will not be required to register as an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

12	SEC Reports, financial statements, accounting controls

12.1	The Company has filed all SEC Reports required to be filed with the SEC on a timely basis or has received or obtained a valid extension of such time of filing and has filed such SEC Reports prior to the expiration of any such extension. Each of the SEC Reports, as of its respective filing date, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Report, and, except to the extent that information contained in any SEC Report has been revised or superseded by a later filed SEC Report filed and publicly available prior to the date of this Agreement, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports as of the date hereof. To the Company’s knowledge, as of the date hereof, none of the SEC Reports are the subject of an ongoing SEC review.

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12.2	The consolidated financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Reports present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified. Such consolidated financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) applied on a consistent basis throughout the periods covered thereby (other than, in the case of unaudited consolidated financial statements, for the omission of notes).

12.3	The Company and its Subsidiaries have a system of internal accounting controls designed to provide reasonable assurances that (x) transactions are executed in accordance with management’s general or specific authorization and (y) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS (and, as applicable, in conformity with requirements applicable to the Company’s SEC Reports). During the past three (3) years, there has not been (A) any material weakness or significant deficiency in any such system of internal accounting controls, other than the material weakness disclosed on pages 42 and 43 of the Form 20-F dated July 30, 2025 regarding the revenue recognition accounting policies which has been fully remediated as of the Signing Date, (B) any fraud (whether or not material) that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls of the Company, or (C) any written allegation regarding any of the foregoing.

13	Title to properties

The Company and its Subsidiaries have good and marketable title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all Encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

14	Intellectual property

Except as would not or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect: (a) the Company and its Subsidiaries own or possess the rights to use all patents, patent rights, inventions, copyrights and related rights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them, (b) neither the Company nor any of its Subsidiaries has misappropriated, infringed, or otherwise violated the patent, trademark, copyright, trade secret or other intellectual property rights (other than patents), or, to the knowledge of the Company, the patents of any Person, and, (c) neither the Company nor any of its Subsidiaries has received any notice or claim of infringement or misappropriation of or conflict with asserted rights of others with respect to any of the foregoing, and neither the Company nor any of its Subsidiaries has received notice of, or is aware of facts that would form a reasonable basis for, any such notice or claims.

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15	Permits

The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the conduct of their respective businesses; and neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course. Each of the Company and its Subsidiaries has materially complied with the terms and conditions of each such license, certificate, permit or authorization, and each action required for the renewal or extension thereof has been taken, each such license, certificate, permit or authorization is in force and unconditional or subject only to a condition that has been satisfied, and no such license, certificate, permit or authorization will be revoked, suspended, cancelled, varied or not renewed, whether or not as a result of the execution or performance of this Agreement.

16	Employees; No labor disputes

Each of the Company and its Subsidiaries is in compliance in all material respects with applicable Laws relating to employment and labor. Neither the Company nor any of its Subsidiaries has any obligation to pay any severance, retention, transaction bonus or similar compensation (including any accelerated vesting of equity awards) as a result of the execution of this Agreement or any other Transaction Document to which the Company or any of its Subsidiaries is a party or consummation of the Transaction. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened.

17	Environmental compliance

The Company and its Subsidiaries (i) are in compliance in all material respects with any and all applicable federal, state, local and foreign Laws, rules and regulations, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”) and (ii) have received and are in compliance in all material respects with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses. To the Company’s knowledge, there is no condition, circumstance, occurrence, action, activity or event that would reasonably be expected to form the basis of any violation by the Company or any of its Subsidiaries of, or Liability to the Company or any of its Subsidiaries under, any Environmental Law.

18	Taxes

The Company and each Subsidiary (i) has filed with all appropriate taxing authorities, all income, profit, franchise or other Tax returns required to be filed through the date hereof, and such filings were when submitted accurate and complete, save for any filings for which the failure to file (or the filing or an inaccurate or incomplete return) would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) has duly and punctually paid all Tax for which it is, or has become, liable to pay and the Company and each Subsidiary are not liable to pay any penalty, surcharge, fine or interest in relation thereto, except (a) for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with IFRS or (b) to the extent that any failure to pay an amount of Tax (or the incurrence of any penalty, surcharge, fine or interest) would not constitute a Material Adverse Effect; and (iii) is not currently party to and does not have any knowledge of any dispute with or investigation by any tax authority which, if determined adversely to the Company or any Subsidiary, would constitute a Material Adverse Effect. There are no Encumbrances on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any material Tax, other than for Taxes that are not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided. Neither the Company nor its Subsidiaries is a party to or bound by any Tax sharing agreement, Tax allocation agreement, Tax indemnity or similar agreement (other than any other commercial agreements or contracts not primarily related to Tax) or any agreement among or between only the Company and/or any of its Subsidiaries.

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19	Insurance

The Company and its Subsidiaries maintain insurance against such losses and risks and in such amounts required under applicable Laws and any Contracts related to its business and, to the Company’s knowledge, are normal and customary for comparable businesses in its industry. Neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage as may be necessary to continue its business at a cost that would not constitute a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in material default under any insurance policies held by the Company and its Subsidiaries or has any claim pending under any such policies. No claims have been made under insurance policies held by the Company and its Subsidiaries, and, to the Company’s knowledge, no fact or circumstance exists which is reasonably likely to give rise to a claim under any such policies. None of the insurers under any insurance policies held by the Company and its Subsidiaries has refused, or given any indication that it intends to refuse, indemnity in whole or in part in respect of any claims under such policies. Nothing has been done or omitted to be done which might entitle the insurers under any insurance policies held by the Company and its Subsidiaries to refuse indemnity in whole or in part in respect of any claims under any such policies.

20	No unlawful payments

Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or Representative of the Company or of any of its Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any Person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage relating to the Company or any of its Subsidiaries or any of their respective businesses; the Company and each of its Subsidiaries conducts their businesses in compliance in all material respects with applicable anti-corruption Laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such Laws. Neither the Company nor any of its Subsidiaries will use, directly or knowingly indirectly, the proceeds of this offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of Anti-Money Laundering Laws or any applicable requirements or restrictions imposed by OFAC (as defined below).

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21	Compliance with Anti-Money Laundering Laws

The operations of the Company and its Subsidiaries are and, to the knowledge of the Company, have been conducted within the past five (5) years in compliance in all material respects with applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened. the Company and each of its Subsidiaries have instituted and maintain or been subject to policies and procedures reasonably designed to promote and ensure compliance with applicable Anti-Money Laundering Laws.

22	No conflicts with Sanctions Laws

None of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any directors or officers of the Company or of any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or the U.K. Government (including, without limitation, the Office of Financial Sanctions Implementation) (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized, resident or doing business in a country, region or territory that is the subject or the target of country or region-wide Sanctions, including, without limitation, the Crimea (including Sevastopol), so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea (each a “Sanctioned Jurisdiction”). Further, none of the Company or any of its Subsidiaries is (i) directly or indirectly controlled by or owned 50% or more in the aggregate by one or more Persons that is the subject or target of Sanctions; or (ii) acting on behalf of any individuals or entities operationally based or domiciled in a Sanctioned Jurisdiction, or the government of a Sanctioned Jurisdiction. the Company, each of its Subsidiaries and, to the knowledge of the Company, each of their respective directors and officers have not since 1 January 2021 engaged in, and are not now engaged in, any dealings or transactions in such relevant capacity in violation of applicable Sanctions. Neither the Company nor any of its Subsidiaries are currently planning to do business in any Sanctioned Jurisdiction, or with any Person that is the target of Sanctions or directly or indirectly controlled by or owned 50% or more in the aggregate by one or more Persons that is the subject or target of Sanctions. the Company and each of its Subsidiaries have instituted and maintain or been subject to policies and procedures reasonably designed to promote and ensure compliance with applicable Sanctions.

23	Export control Laws

None of the Company or any of its Subsidiaries has in the past five (5) years violated, and is currently not in violation of, applicable export control Laws and regulations, including but not limited to the Export Administration Regulations administered by the Bureau of Industry and Security, an agency of the United States Department of Commerce. the Company and each of its Subsidiaries have instituted and maintain or been subject to policies and procedures reasonably designed to promote and ensure compliance with all applicable export control Laws and regulations.

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24	Absence of certain changes

From the date of the latest audited financial statements included in the SEC Reports: (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice; (ii) the Company has not purchased any of its outstanding share capital, nor declared, paid or otherwise made any dividend or distribution of any kind on its share capital other than ordinary and customary dividends; (iii) there has been no event, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect; and (iv) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would be prohibited by Clause 11.1 if such action were taken or failed to be taken between the Signing Date and the Closing Date without the prior written consent of the Investor.

25	Nasdaq Stock Exchange

The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the Nasdaq Stock Exchange, and there is no action pending by the Company or any other Person to terminate the registration of the Ordinary Shares under the Exchange Act or to delist the Ordinary Shares from the Nasdaq Stock Exchange, nor has the Company received any written notification that the SEC or the Nasdaq Stock Exchange is currently contemplating terminating such registration or listing. the Company is in compliance in all material respects with applicable Nasdaq Stock Exchange continued listing requirements.

26	Manipulation of price

The Company has not taken, and, to the Company’s knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the New Shares.

27	US Tax Status

The Company is organized as a Dutch public limited liability company (naamloze vennootschap) which is, as of the date hereof, a per se corporation under U.S. Treasury Regulations Section 301.7701-2.

28	Anti-social forces

None of the Company and its Subsidiaries is a member of or associated with (a) an organized crime group (including a group which seeks benefits for itself or its individual members by using fraud, extortion, racketeering, violence, or other criminal means), (b) a member of an organized crime group, (c) an enterprise related to an organized crime group, or (d) other antisocial forces.

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29	No undisclosed Liabilities

The Company and its Subsidiaries do not have any Liabilities of any kind, except for (A) Liabilities reflected on, reserved against or disclosed in the consolidated financial statements included or incorporated by reference in the SEC Reports, (B) Liabilities incurred in the ordinary course of business since the date of the latest such financial statements (none of which arise from a breach of contract or violation of Law), and (C) other Liabilities that are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

30	Bankruptcy

Neither the Company nor any of its Subsidiaries has filed a petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law relating to bankruptcy or insolvency of the Company or any of its Subsidiaries, nor has any such petition been filed against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries will be required to undergo liquidation or dissolution as a result of this Agreement or any of the transactions contemplated hereunder. No general assignment of the Company’s or any of its Subsidiaries’ property has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for the Company or any of its Subsidiaries or any of their property. Neither the Company nor any of its Subsidiaries is insolvent.

31	No broker / dealer

Neither the Company nor any of its Subsidiaries, nor any of their Representatives or any Person acting on behalf of any of them, has employed any broker, finder or investment bank or has incurred or will incur any obligation or Liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except the engagement of J.P. Morgan and any advisory fees payable in connection with such engagement.

32	Full disclosure

Subject to Clause 13, to the knowledge of the Company, it has not failed to disclose to the Investor any material fact or information relating to the Company or its Subsidiaries that a reasonable investor would reasonably view such failure to disclose as having significantly altered the total mix of information made available to such investor in making an investment for a transaction of this nature.

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Schedule 4 Investor Warranties

1	Due incorporation and valid existence

The Investor has been duly incorporated and is validly existing as a Japanese joint stock company (kabushiki kaisha), in good standing under the Laws of Japan (to the extent such concept exists in such jurisdiction), with corporate or similar power and authority to conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

2	Due authorization

The Investor has all requisite power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by the Investor, and assuming that this Agreement constitutes the valid and legally binding agreement of the Company, this Agreement constitutes a valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at Law or equity.

3	No consents or approvals

No expirations of waiting periods under applicable Laws are required and notices, reports or other filings are required to be made by the Investor with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Investor from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Investor or the consummation of the Transaction, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.

4	No conflict

The execution, delivery and performance by the Investor of this Agreement do not, and the consummation of the Transaction will not, conflict with, or result in any breach or violation of, or default (with or without notice, lapse of time or both) under, or give rise to any right of termination, loss of rights, adverse modification of provisions, cancellation or acceleration of any obligations under, or result in the creation of an Encumbrance on any of the assets of the Investor under any provision of (i) the certificate of incorporation, by-laws or comparable governing documents of the Investor, (ii) any Contract binding upon the Investor or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Transaction) compliance with the matters referred to in Paragraph 3 (No consents or approvals) above, any Law to which the Investor is subject, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, loss, adverse modification, cancellation, acceleration or creation that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transaction.

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5	No public offering

The Investor acknowledges and agrees that the New Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the New Shares have not been registered under the Securities Act. the Investor acknowledges and agrees that the New Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement or pursuant to an applicable exemption from the registration requirements of the Securities Act and subject to state securities Laws and regulations and any other applicable securities Laws, and that any certificates representing the New Shares shall contain the restrictive legend set forth in Clause 6.4 of the Agreement. the Investor acknowledges and agrees that the New Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, Transfer, pledge or otherwise dispose of the New Shares and may be required to bear the financial risk of an investment in the New Shares for an indefinite period of time. the Investor acknowledges and agrees that the New Shares may not be eligible for offer, resale, Transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least six months from the Closing Date. the Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, Transfer, pledge or disposition of any of the New Shares. the Investor furthermore acknowledges and agrees that the New Shares have not been registered under the Financial Instruments and Exchange Act of Japan.

6	Evaluation and ability to bear risk

6.1	The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (ii) is acquiring the New Shares only for its own account and not for the account of others, and (iii) is not acquiring the New Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the New Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

6.2	The Investor acknowledges that it has reviewed or had the opportunity to review the Company’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the New Shares, sufficient, in the Investor’s judgment, to enable the Investor to evaluate its investment. As applicable, the Investor acknowledges that certain such information is forward looking, and such forward looking statements were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements.

6.3	The Investor acknowledges that it is aware that there are substantial risks incident to the acquisition and ownership of the New Shares, including but not limited to those set forth in the Company’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the New Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

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6.4	The Investor represents and acknowledges that the Investor, alone, or together with any professional advisor(s), has adequately analyzed and considered the risks of an investment in the New Shares and determined that the New Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Company. The Investor acknowledges specifically that a possibility of total loss exists.

6.5	The Investor understands and acknowledges that no federal or state agency has passed upon or endorsed the merits of this offering of the New Shares or made any findings or determination as to the fairness of an investment in the New Shares.

6.6	The Investor understands and agrees that the Investor is acquiring the New Shares directly from the Company. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Company or any of its Affiliates or any control persons, officers, directors, employees, partners, agents or Representatives of any of the foregoing or any other Person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement.

7	No broker / dealer

The Investor acknowledges that none of the Company or its Representatives or any Person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor; neither the Investor nor any of its subsidiaries, nor any of their Representatives or any Person acting on behalf of any of them has employed any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Investor has employed UBS as its financial advisor.

8	Sanctions

8.1	The Investor is not (i) a Person named on any sanctioned or restricted party list maintained by the United States, including OFAC and the U.S. Department of State, or by any Governmental Authorities of any other jurisdictions in which the Company or any of its Subsidiaries do business or to whose jurisdiction any of them are otherwise subject (a “Sanctioned Person”), (ii) owned in the aggregate 50 percent or greater, directly or indirectly, or otherwise controlled by, or acting for or on behalf of, a Sanctioned Person, (iii) organized, incorporated, established, located, or resident in a Sanctioned Jurisdiction, (iv) a Governmental Authority of, or acting for or on behalf of a Governmental Authority of, a Sanctioned Jurisdiction or Venezuela, (v) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vi) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Party”). The Investor represents that it maintains policies and procedures reasonably designed to ensure compliance with applicable Sanctions and material Japanese Laws and implementing rules and regulations thereof, the Investor further represents and warrants that, to its knowledge, the funds held by the Investor and used to acquire the New Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Party.

Schedule 4	Investor Warranties	3 / 4

9	Sufficiency of funds

The Investor has and, when required to deliver payment to the Company pursuant to Clause 6 (Closing) of this Agreement, will have, sufficient funds to pay the aggregate Subscription Price for the New Shares and consummate the acquisition of the New Shares pursuant to this Agreement.

10	No put equivalent positions

As of the date hereof, the Investor does not have, and during the thirty (30) day period immediately prior to the date hereof the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the Securities.

11	Group

The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its Affiliates.

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Schedule 5 Details for notices

[Omitted]

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Schedule 6 Deed of Issuance of Shares

[To be attached]

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Schedule 7 Details of Company Bank Account

[Omitted]

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